Exhibit 8.1

LIST OF SUBSIDIARIES

1.	Intelsat (Bermuda), Ltd., a company incorporated under the laws of Bermuda.

2.	Intelsat Subsidiary Holding Company, Ltd., a company incorporated under the laws of Bermuda.

3.	Intelsat Holdings LLC, a limited liability company organized under the laws of Delaware.

4.	Intelsat LLC, a limited liability company organized under the laws of Delaware.

5.	Intelsat Global Sales & Marketing Ltd., a company organized under the laws of England and Wales.

6.	Intelsat Global Service Corporation, a corporation organized under the laws of Delaware.